Exhibit 99.1

LCNB CORP.

SECOND AMENDED AND RESTATED DIVIDEND

REINVESTMENT AND STOCK PURCHASE PLAN

THE PLAN

Our board of directors adopted the Second Amended and Restated Dividend Reinvestment and Stock Purchase Plan on September 22, 2025. The following series of questions and answers explains and constitutes the Plan in its entirety. Shareholders who do not participate in the Plan will receive cash dividends, as declared, and paid in the usual manner.

PURPOSE

1.	What is the purpose of the Plan?

The primary purpose of the Plan is to provide eligible holders of shares of our Common Stock with a convenient and economical method of increasing their investment in the Company by investing cash dividends or Optional Cash Payments, or both, in additional shares of Common Stock without payment of any brokerage commission or service charge. The Plan previously permitted only market purchases in order to implement the Plan. Under the Amended and Restated Plan, the Company, at its sole discretion, will be able to use authorized and unissued shares, as well as market purchases to affect the dividend reinvestment and/or option stock purchase program.

Under the Plan, if you purchase shares directly from us, the net proceeds of the sale of those shares will be for general corporate purposes, including funding our investment activity, enhancing our capital, repaying indebtedness and funding our working capital requirements.

The Plan is intended for the benefit of our investors and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of shares of Common Stock. We reserve the right to monitor activity in all Plan accounts, and to modify, suspend, or terminate participation in the Plan by otherwise eligible holders of shares of Common Stock to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Plan or which adversely affect the price of the shares of Common Stock.

AVAILABLE OPTIONS

2.	What options are available under the Plan?

Stock Purchase Program. Each month, you may elect to invest Optional Cash Payments in shares of Common Stock, subject to a minimum monthly purchase of $25 and a maximum monthly purchase limit of $5,000. You may make Optional Cash Payments each month even if you do not reinvest dividends.

Dividend Reinvestment Program. Holders of our stock who wish to participate in the Plan, whether Record Owners or Beneficial Owners may elect to have all, a portion, or none of their cash dividends paid on their shares of our stock automatically reinvested in additional shares of Common Stock through the Dividend Reinvestment Program. Cash dividends are paid on our Common Stock, or if and when outstanding on any other class of equity that pays dividends, when and as authorized by our board of directors and declared by us, generally on a quarterly basis. Subject to the availability of shares of Common Stock registered for issuance under the Plan, there is generally no limitation on the amount of dividends you may reinvest under the dividend reinvestment feature of the Plan.

ADVANTAGES

3.	What are the advantages of the Plan?

The Plan provides eligible shareholders with the opportunity to make monthly investments of Optional Cash Payments, subject to minimum and maximum amounts, for the purchase of additional shares of Common Stock. In addition, participation in the Plan provides you with the opportunity to automatically reinvest cash dividends paid on all or a portion of your Common Stock in additional shares of Common Stock. Full investment of funds is possible under the Plan since the Plan permits fractional shares, as well as full shares, to be credited to Participants’ accounts. Dividends on such fractional shares will also be reinvested in additional shares and credited to the Participant’s Plan account. No commission or service charge is paid by Participants in connection with purchases under the Plan.

The Plan assures safekeeping of shares credited to a Participant’s account since certificates for such shares are not issued. Regular quarterly statements of account provide simplified recordkeeping. Statements containing year-to-date information on all Plan transactions in your account will be distributed within a reasonable time after a transaction occurs, as well as on a quarterly basis, which are designed to simplify your recordkeeping. The Plan Administrator also maintains account activity online. Shareholders may sign up for a user identification number and password online which will permit them to review their account activity at any time. Also, enrollment and withdrawal forms are available for download from the Plan Administrator’s website.

ADMINISTRATION

4.	Who administers the Plan? How do I contact them?

Broadridge Financial Solutions LLC (“Broadridge”), a corporation independent of and not affiliated with the Company, is the current Plan Administrator. The Plan Administrator is responsible for administering the Plan, maintaining records of account activities, issuing statements of account and performing other duties required by the Plan.

You may contact Broadridge by:

Telephone

You can telephone Broadridge toll-free within the United States and Canada by calling 866-321-8024. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available Monday through Thursday, between the hours of 8:00 A.M. and 7:00 P.M. Eastern time, and Friday, between the hours of 8:00 A.M. and 5:00 P.M. Eastern time (except holidays).

Mail

All inquiries and communications regarding the Plan should include your name, address, daytime phone number, account number and a reference to LCNB Corp. and should be directed to:

Written Inquiries: Broadridge Corporate Issuer Solutions LLC PO Box 1342 Brentwood, NY 11717-0718	Overnight Deliveries: Broadridge Corporate Issuer Solutions LLC Attn: IWS 51 Mercedes Way Edgewood, NY 11717-8309

The Plan Administrator or the Company may terminate or suspend the Plan at any time by written notice to Participants. The Plan Administrator may amend the Terms and Conditions of the Plan, with the concurrence of the Company, at any time by mailing an appropriate notice to Participants at least 30 days prior to the effective date of the amendment (see Question 35). See Question 34 for additional information regarding the responsibilities of the Plan Administrator.

PARTICIPATION

5.	Who is eligible to participate?

A Record Owner (which means a shareholder who owns shares of our stock in his or her own name) or a Beneficial Owner (which means a shareholder who beneficially owns shares of our stock that are registered in a name other than his or her own name, for example, in the name of a broker, bank, or other nominee) may participate in the Plan. A Record Owner may participate directly in the Plan. A Beneficial Owner must either become a Record Owner by having one or more shares transferred into his or her own name or coordinating with his or her broker, bank, or other nominee to participate in the Plan on his or her behalf. A broker, bank, or other nominee acting on behalf of a Beneficial Owner must have a separate account for each Beneficial Owner who is a Participant in the Plan and for whom it acts as the broker, bank, or other nominee.

6.	How do I enroll in the Plan if I am already a LCNB Corp. shareholder?

A holder of record of the Company’s Common Stock may join the Plan at any time by completing and returning an enrollment form. All Plan materials, including enrollment forms, as well as other plan forms and this prospectus, are available through the Plan Administrator as indicated in the answer to Question 4 above.

You will become a participant after a properly completed enrollment form has been received and accepted by the administrator.

7.	I already own shares, but they are held by my bank or broker and registered in “street name.” How can I participate in the Plan?

If you are the Beneficial Owner of Common Stock registered in “street name” (for example, in the name of a bank, broker or trustee), you may participate in the Plan by either: (1) transferring those securities into your own name and depositing those shares of Common Stock into the Plan for safekeeping and/or electing to reinvest cash dividend payments on those shares in Common Stock; or (2) making arrangements with your Record Owner (for example, your bank, broker or trustee, who will become the participant) to participate in the Plan on your behalf.

8.	Are there fees associated with participation in the Plan?

We will pay all fees generally associated with reinvestment through the Plan. If you decide to sell any or all of the shares or otherwise terminate your Plan account, however, you will be responsible for the fees. The following is a list of all fees applicable to participants in the Plan:

●	Sale of Shares (Full or Partial): $30.00 limit order; $25.00 market order per sale

●	Dividend Service Fee: 2% of dividend reinvested (maximum $2.50 per reinvestment)

●	Broker Commission: $0.10 per share

●	Certificate Issuance Fee: $50.00 per withdrawal

●	Direct Deposit of Proceeds Fee: $5.00 per request

●	Returned Check/ACH for Insufficient Funds: $35.00 per item

●	Duplicate Statement Fee:$10 per request

●	Duplicate Confirmation Fee: $10 per request

●	Historical Research Fee: $25.00 per request

●	Check Replacement Fee: $10.00 per request

●	Overnight Delivery/Saturday Mailing Fee: $25.00/$30.00 per mailing

9.	What are the dividend payment options?

You may select from the following dividend options:

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Full Dividend Reinvestment: You may elect to reinvest all of your cash dividends by designating your election on your enrollment form. Dividends paid on all shares registered in your name in stock certificate form and/or credited to your account will be reinvested under the Plan in additional shares of Common Stock.

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Partial Dividend Reinvestment: You may elect to receive part of your dividends in cash by designating your election on your enrollment form. If you elect partial dividend reinvestment, you must specify the percentage of the dividends you want reinvested under the Plan in additional shares of Common Stock. Dividends paid on all other shares registered in your name in stock certificate form and/or credited to your account will be paid in cash.

Automatic reinvestment of your dividends does not relieve you of liability for income taxes that may be owed on your dividends. Dividends paid on shares credited to your account will be included in information provided both to you and the Internal Revenue Service. You will be treated, for federal income tax purposes, as having received a dividend on the related date of purchase of shares of Common Stock under the Plan, which may give rise to a tax payment obligation without providing you with immediate cash to pay such tax when it becomes due. See Question 43 “What are the federal income tax consequences of participation in the Plan?”

Broadridge will begin to reinvest your dividends automatically on the next dividend payment date after Broadridge receives your fully completed enrollment form. If your completed enrollment form arrives after the record date, reinvestment may not begin until the following dividend.

10.	How do I make an additional investment?

You may make optional cash investments by choosing any of the following options:

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Check Investment. You may make optional cash investments in the Company’s Common Stock by sending a check to the Plan Administrator for the purchase of additional shares. The check must be made payable to “Broadridge Financial Solutions LLC” drawn on a U.S. bank and payable in U.S. dollars. Reference “LCNB Corp.” in the memo section of your check. All checks should be sent to Broadridge, at the address provided in Question 4. Cash, traveler’s checks and third party checks will not be accepted.

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Automatic Investment from a Bank Account. You may elect to have funds automatically withdrawn every month from your checking or savings account by electronic funds transfer at a qualified U.S. financial institution. You may elect the automatic cash withdrawal option by completing and returning an automatic deduction enrollment form, along with a voided blank check or a checking or savings account deposit slip. Please allow 4 to 6 weeks for the first investment to be initiated. Once automatic deductions begin, funds will be withdrawn from your bank account on the 25th day of each month.

Once initiated, automatic monthly deductions will continue at the level you set until you change your instruction by notifying Broadridge. You may change the amount of money or terminate the automatic monthly withdrawal of funds by completing and submitting a new automatic deduction enrollment form. To be effective for a particular month, Broadridge must receive your request at least 20 days prior to the applicable debit date. These forms are available for download from Broadridge’s website at shareholder.broadridge.com.

See Question 15 for information regarding Investment Dates.

11.	What are the minimum and maximum amounts for optional cash investments?

If you are a current shareholder, or if you wish to become a shareholder, you may make optional cash investments by check or automatic deduction from a U.S. bank account subject to a minimum investment of $25 per month, and up to a maximum of $5,000 per month. We may adjust all minimum and maximum plan investment amounts at our discretion from time to time after notification to all participants.

12.	When may an eligible shareholder join the Plan?

A Record Owner or a Beneficial Owner may join the Plan at any time. Once in the Plan, you remain in the Plan until you withdraw, we or the Plan Administrator terminate your participation or we terminate the Plan.

13.	When will dividends and Optional Cash Payments be invested?

When shares are purchased from us, the Plan Administrator will make those purchases on the Investment Date in each month. The Investment Date will generally be the dividend payment date for dividends and the last business day of each month for Optional Cash Payments or, in the case of open market purchases, as soon as possible after the applicable Investment Date, but not more than thirty (30) days after such date. For Optional Cash Payments, we may designate other Investment Dates for any month, at our sole discretion.

When the Plan Administrator makes open market purchases, those purchases may be made on any securities exchange where the shares are traded, in the over-the-counter market; or in negotiated transactions, and may be subject to such terms with respect to price, delivery, and other matters as agreed to by the Plan Administrator. Neither we nor you will have any authorization or power to direct the time or price at which the Plan Administrator purchases shares or the selection of the broker or dealer through or from whom the Plan Administrator makes purchases. However, when the Plan Administrator makes open market purchases with Optional Cash Payments, the price will be the weighted average price paid for shares acquired on the open market. If, despite using its best efforts, the Plan Administrator is unable to make sufficient open market purchases to invest dividends and/or fill share purchase orders by the 30th day (a) following receipt of Optional Cash Payments or (b) following the applicable dividend payment date of the applicable quarter in which the Investment Date was to occur, and we are unable (for any reason in our sole discretion) to use authorized but unissued shares reserved under the Plan to complete such dividend reinvestment and/or share purchase orders, the Plan Administrator will return any Optional Cash Payments for which purchases have not been filled and remit cash (with respect to uninvested dividends) to the shareholders who otherwise would have received shares. In determining which shareholders shall have priority with respect to dividend investments and/or share purchase orders, we may base such determinations on any factors we deem reasonable (including length of participation in the Plan).

If the Plan Administrator receives the enrollment form at least two days before the Record Date for a dividend payment, the election to reinvest dividends will begin with that dividend payment. If the Plan Administrator receives the enrollment form less than two days before any such Record Date, reinvestment of dividends will begin on the dividend payment date following the next Record Date if you are still a shareholder of record. The Plan Administrator will allocate shares and credit shares, computed to six decimal places, to your account as follows: (1) shares purchased from us will be allocated and credited as of the appropriate Investment Date; and (2) shares purchased in open market transactions will be allocated and credited as of the date on which the Plan Administrator completes the purchases of the aggregate number of shares to be purchased on behalf of all Participants with dividends to be reinvested or Optional Cash Payments, as the case may be, during the month.

No interest will be paid on cash dividends pending investment or reinvestment under the terms of the Plan. Since no interest is paid on cash held by the Plan Administrator, it normally will be in your best interest to defer Optional Cash Payments until shortly before commencement of the Pricing Period.

PURCHASES AND PRICES OF SHARES

14.	What will be the price to Participants of shares purchased under the Plan?

With respect to both reinvested dividends and Optional Cash Payments and whether the shares are acquired directly from us or on the open market, they will be purchased for the Plan at the Market Price, as defined below.

The Market Price, in the case of shares purchased directly from us, will be the average of the daily high and low sales prices of our Common Stock, during the ten business days immediately preceding the Investment Date.

In the case of shares purchased on the open market, the Market Price will be the weighted average price paid for all of the Common Stock purchased by the Plan Administrator as agent for all Participants with the proceeds of reinvested cash dividends and Optional Cash Payments with respect to a particular Investment Date. Neither we nor you will have any authorization or power to direct the time or price at which the Plan Administrator purchases shares or the selection of the broker or dealer through or from whom the Plan Administrator makes the purchases. However, when open market purchases are made by the Plan Administrator, the Plan Administrator is required to use its best efforts to purchase the shares at the lowest possible price. Brokerage commissions or fees, if any, charged in connection with the purchase of shares will be absorbed by the Company.

15.	What are the Record Dates and Investment Dates for Dividend Reinvestment?

The Record Date is the date set by our board of directors for determination of the ownership of the shares of Common Stock entitled to payment of a dividend on the dividend payment date. Likewise, the dividend payment date authorized by our board of directors constitutes the Investment Date applicable to the reinvestment of that dividend with respect to shares of Common Stock acquired directly from us. The Investment Date with respect to shares of Common Stock that the Plan Administrator purchases in open market transactions will typically be some day or days between the Investment Date and the next ten business days thereafter, as market conditions permit, but no later than 30 days after the dividend payment date. Dividends will be reinvested on the Investment Date using the applicable Market Price.

16.	How will the number of shares purchased for you be determined?

Your Plan account will be credited with the number of shares, including fractions computed to six decimal places, equal to the total amount to be invested on your behalf divided by the purchase price per share. The total amount to be invested will depend on the amount of any dividends paid on the number of shares of Common Stock that you own on the applicable Record Date and shares of Common Stock credited to your Plan account and available for investment on the related Investment Date. Subject to the availability of shares of Common Stock registered for issuance under the Plan, there is no limit to the number of shares available for issuance pursuant to the reinvestment of dividends.

17.	What is the source of shares of Common Stock purchased under the Plan?

Shares of Common Stock credited to your Plan account will be purchased either directly from us, in which event such shares will be either be treasury stock or authorized but unissued shares, or on the open market or privately negotiated transactions, or by a combination of the foregoing, at our option, after a review of current market conditions and our current and projected capital needs.

18.	How does the Optional Cash Payment feature of the Plan work?

All Record Owners who have timely submitted properly completed enrollment forms indicating their intention to participate in the Optional Cash Payment feature, are eligible to make Optional Cash Payments during any month, whether or not a dividend is declared. The Plan Administrator will apply any Optional Cash Payment received from you no later than one business day before commencement of that month’s Pricing Period to the purchase of additional shares of Common Stock for your account on the following Investment Date and will enroll all, a portion or none of such shares in the Dividend Reinvestment program as directed on the enrollment form. You are not obligated to participate in the Optional Cash Payment feature of the Plan. Optional Cash Payments need not be in the same amount each month.

19.	What limitations apply to Optional Cash Payments?

Each Optional Cash Payment is subject to a minimum monthly purchase of $25 and a maximum monthly purchase limit of $5,000. For purposes of these limitations, all Plan accounts under your common control or management (which will be determined at our sole discretion) will be aggregated. Generally, Optional Cash Payments of less than $25 and that portion of any Optional Cash Payment which exceeds the maximum monthly purchase limit of $5,000, will be returned to you without interest at the end of the relevant Pricing Period.

You may make Optional Cash Payments of up to $5,000 each month, subject to our right to modify, suspend, or terminate participation in the Plan by otherwise eligible holders of shares of Common Stock to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Plan or which adversely affect the price of the shares of Common Stock.

20.	What are the Due Dates and Investment Dates for Optional Cash Payments?

Optional Cash Payments will be invested on the related Investment Date. The Optional Cash Payment Due Date is end of the business day immediately preceding the first trading day of the ensuing Pricing Period and the Investment Date will be the last business day of each month, or, in the case of open market purchases, as soon as possible after the last business day of each month, but not more than 30 days after such date. We may provide for more than one Optional Cash Payment per month, at our sole discretion. Any Optional Cash Payments received by Broadridge less than five days prior to an Investment Date will be held by Broadridge and invested starting on the next Investment Date, provided that if Common Stock is not purchased within 30 days of the receipt of an optional cash payment, Broadridge will mail to each participant a check in the amount of any such unapplied optional cash payments. See Question 13 for additional information regarding the potential return of requested investments if the Plan Administrator is unable, despite its best efforts, to fill share purchase orders from open market purchases.

Optional Cash Payments that the Plan Administrator timely receives will be applied to the purchase of shares of Common Stock on the Investment Dates which relate to the related Pricing Period. No interest will be paid by us or the Plan Administrator on Optional Cash Payments held pending investment. Generally, Optional Cash Payments not timely received will be returned to you without interest at the end of the Pricing Period; you may resubmit those Optional Cash Payments before commencement of the next or a later Pricing Period.

21.	When must the Plan Administrator receive Optional Cash Payments?

Each month the Plan Administrator will apply any Optional Cash Payment for which good funds are timely received to the purchase of shares of Common Stock for your account during the next Pricing Period. For funds to be invested during the next Pricing Period, the Plan Administrator must have received a check by the end of the business day immediately preceding the first trading day of the ensuing Pricing Period and that check transfer must have cleared on or before the first Investment Date in such Pricing Period. Checks are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks should be made payable to “Broadridge Financial Solutions LLC” (please reference “LCNB Corp.” in the memo section of your check) and submitted together with, initially, the enrollment form or, subsequently, the form for additional investments attached to your statements. Checks returned for any reason will not be resubmitted for collection.

You can automatically invest a pre-authorized specified monthly amount (not less than $25 and not more than $5,000 per month) deducted directly from your bank account by completing the automatic monthly deduction section on the enrollment form and returning it to the Plan Administrator. Funds will be transferred from your bank account on the 25th day of each month and will be invested by Broadridge in Common Stock beginning on that Investment Date. You can change or stop automatic monthly investments by completing and returning a new automatic monthly deduction section on the enrollment form or by sending written notification to the Plan Administrator. The Plan Administrator must receive your instructions and authorization 20 days prior to the monthly Optional Cash Payment Investment Date.

No interest will be paid by us or the Plan Administrator on Optional Cash Payments held pending investment. Since no interest is paid on cash held by the Plan Administrator, it normally will be in your best interest to defer Optional Cash Payments until shortly before commencement of the Pricing Period.

For payments to be invested on the Investment Date, in addition to the receipt of good funds by the Optional Cash Payment Due Dates, the Plan Administrator must be in receipt of an enrollment form or a broker and nominee form, as appropriate, as of the same date.

22.	May Optional Cash Payments be returned?

Yes. Upon written request to the Plan Administrator received at least five business days before the commencement of the relevant Pricing Period for the Investment Date with respect to which Optional Cash Payments have been delivered to the Plan Administrator, such Optional Cash Payments will be returned to you as soon as practicable. Requests received less than five business days before such date will not be returned but instead will be invested on the next related Investment Date. Also, each Optional Cash Payment, to the extent that it does not either conform to the limitations, or clear within the time limits, will be subject to return to you as soon as practicable. See Question 13 for additional information regarding the potential return of requested investments if the Plan Administrator is unable, despite its best efforts, to fill share purchase orders from open market purchases.

23.	Are there any expenses to you in connection with your participation under the Plan?

You will incur no brokerage commissions or service charges in connection with the reinvestment of dividends under the Plan. We will pay all other costs of administration of the Plan. However, should you request that the Plan Administrator sell all or any portion of your shares you may pay a nominal fee per transaction to the Plan Administrator, any related brokerage commissions, and applicable stock transfer taxes. You will be responsible for certain miscellaneous fees (such as requests for duplicate statements, returned, checks, and the like). These fees are described in Question 8.

DIVIDENDS ON FRACTIONS

24.	Will you be credited with dividends on fractions of shares?

Yes, fractional shares are computed to six decimal places and dividends are rounded to the nearest penny.

CERTIFICATES FOR SHARES OF COMMON STOCK

25.	Will certificates be issued for shares purchased?

No. Shares of Common Stock purchased for you will be held in the name of the Plan Administrator or its nominee. No certificates will be issued to you for shares in the Plan

26.	In whose name will certificates be registered when issued?

Your Plan account is maintained in the name registered at the time of your enrollment in the Plan. If you are a Beneficial Owner, you should place the request through your banker, broker, or other nominee. If you wish to pledge shares credited to your Plan account, you must first withdraw those shares from the Plan account. Registration of withdrawn shares in a name other than yours will require the guaranty of your signature.

SALES AND TRANSFERS

27.	How may I sell shares I hold through the Plan?

If the Plan Administrator offers sale services (in its discretion), you could sell some or all of the shares held in your Plan account by completing and submitting the tear-off portion of the account statement to Broadridge. Broadridge will cause your shares to be sold on the open market within five business days of receipt of your request. Broadridge may combine your shares to be sold with those of other Plan participants selling shares at the same time. The sales price per share will be the weighted average price per share received by Broadridge for all sales made on that day (and any succeeding days necessary to complete the sale order). Once sold, Broadridge will send you the proceeds, less the service fees set forth in Question 8 and applicable commission fees. Proceeds are normally paid by check, which are distributed within two business days after your sale transaction has settled. Broadridge reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one, other than Broadridge, will select the broker(s) or dealer(s) through or from whom sales are to be made.

You should be aware that the price of our Common Stock may rise or fall during the period between a request for sale, its receipt by Broadridge and the ultimate sale on the open market. Instructions sent to Broadridge to sell shares are binding and may not be rescinded. If you prefer to have complete control as to the exact timing and sales prices, you can transfer the shares to a broker of your own choosing and sell them through that broker.

28.	Can I transfer shares that I hold in the Plan to someone else?

Yes. You may transfer ownership of some or all of your shares held through the Plan. You may call Broadridge at 866-321-8024 for complete transfer instructions or go to investor.broadridge.com to download the appropriate materials. You may transfer shares to new or existing LCNB Corp. shareholders. You may not transfer fractional shares.

MODIFICATIONS OR CLOSURE OF PLAN ACCOUNT

29.	How may I modify or close my Plan account?

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Changing Dividend Options: You may change dividend options by telephone, or by submitting a new election to the Plan Administrator. To be effective for a specific dividend, Broadridge must receive any change before or on the record date for such dividend.

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Stopping Dividend Reinvestment. You may stop reinvestment of cash dividends at any time by telephone or by sending instructions to the Plan Administrator. If the Plan Administrator receives your request to stop dividend reinvestment not later than three days prior to the payment date for a dividend, then the dividend will be paid in cash on the next Investment Date. If the request to stop dividend reinvestment is received less than three days prior to the payment date for a dividend, then the dividend will be reinvested under the Plan on the next Investment Date. After processing your request to stop dividend reinvestment, any shares credited to your account under the Plan will continue to be held in book entry form. Dividends on any shares held in book entry form, and on any shares you hold in stock certificate form, will be paid in cash by check or direct deposit.

●	Closing your Plan account. You may close your Plan account by:

o

Requesting that Broadridge transfer your book entry shares to an eligible broker, bank, or other nominee, and providing Broadridge with documentation satisfactory to Broadridge and the Company with respect to such transfer; or

o

Requesting that Broadridge sell the shares held in your Plan account on the open market and remit to you a check for the proceeds for all full and fractional shares, less applicable service and processing fees. See Question 27 for additional information on sales.

30.	I have just moved. How can I request a change of address or update other personal data?

It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please call Broadridge at 866-321-8024 or write to them at the address provided in Question 4. Shares of Common Stock credited to your Plan account are subject to escheat to the state in which you reside in the event that such shares are deemed, under such state’s laws, to have been abandoned by you. You, therefore, should notify the Plan Administrator promptly in writing of any change of address.

AUTOMATIC TERMINATION OF PLAN

31.	Are there any automatic termination provisions?

Yes. Participation in the Plan will be terminated if the Plan Administrator receives written notice of the death or adjudicated incompetence of a Participant, together with satisfactory supporting documentation of the appointment of a legal representative, at least five business days before the next Record Date. In the event written notice of death or adjudicated incompetence and such supporting documentation is received by the Plan Administrator less than five business days before the next Record Date, shares will be purchased for the Participant with the related cash dividend and participation in the Plan will not terminate until after such dividend has been reinvested.

Thereafter, no additional purchase of shares will be made for the Participant’s account and the Participant’s shares and any cash dividends paid thereon will be forwarded to the Participant’s legal representative. Further, participation in the Plan may be terminated if all whole shares have been disbursed from your shareholder account and your Plan account, leaving only a fraction of a share.

We reserve the right to monitor activity in all Plan accounts, and to modify, suspend, or terminate participation in the Plan by otherwise eligible holders of shares of Common Stock to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Plan, including investment limits per account, or which adversely affect the price of the shares of Common Stock.

OTHER INFORMATION

32.	What happens if we declare a stock dividend or a stock split?

Any dividend payable in shares and any additional shares distributed by us in connection with a share split in respect of shares credited to your Plan account will be added to that account. Share dividends or split shares which are attributable to shares registered in your own name, or in the name of a broker, bank, or other nominee, and not in your Plan account, will be delivered to you, or your broker, bank, or other nominee, as in the case of shareholders not participating in the Plan.

33.	How will shares held by the Plan Administrator be voted at meetings of shareholders?

If you are a Record Owner, you will receive a proxy card covering both directly held shares and shares held in the Plan. If you are a Beneficial Owner, you will receive a proxy covering shares held in the Plan through your broker, bank, or other nominee. If a proxy is returned properly signed and marked for voting, all the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed but no voting instructions are given, all of your shares will be voted in accordance with recommendations of our board of directors, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed or improperly completed, shares registered in your name may be voted only by you in person; neither we nor the Plan Administrator will vote such shares.

34.	What are our responsibilities and the Plan Administrator’s responsibilities under the Plan?

We and the Plan Administrator will not be liable in administering the Plan for any act done in good faith or required by applicable law or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a Participant’s account upon his or her death, with respect to the prices at which shares are purchased and/or the times when such purchases are made or with respect to any fluctuation in the market value before or after purchase or sale of shares. Notwithstanding the foregoing, nothing contained in the Plan limits our liability with respect to alleged violations of federal securities laws. We and the Plan Administrator will be entitled to rely on completed forms and the proof of due authority to participate in the Plan, without further responsibility of investigation or inquiry.

35.	May the Plan be changed or discontinued?

Yes. We may suspend, terminate, or amend the Plan at any time. Notice will be sent to all current Plan Participants of any suspension or termination, or of any amendment that alters the Plan terms and conditions, as soon as practicable after such action by us.

36.	Who should be contacted with questions about the Plan?

All correspondence regarding the Plan should be directed to the Plan Administrator at the address set forth in Question 4. Please mention LCNB Corp. and this Plan in all correspondence.

37.	How is the Plan interpreted?

The Plan and its operation will be governed by the laws of the State of Ohio. Any question of interpretation arising under the Plan will be determined, in good faith, by us and any such good faith determination will be final.

38.	What reports will I receive?

Statements of your calendar year-to-date account activity will be sent to you promptly after the settlement of each transaction, which will simplify your record keeping. Each statement will show the amount invested, the purchase or sale price, the number of shares purchased or sold and the applicable service fees, as well as any activity associated with share deposits, transfers or withdrawals. These statements are a record of your Plan account activity and identify your cumulative share position. Please notify Broadridge promptly if your address changes. In addition, you will receive copies of the same communications sent to all other holders of our Common Stock, such as our annual reports and proxy statements. You will also receive any Internal Revenue Service information returns, if required. If you prefer, and if such materials are available online, you may consent to receive communications from us electronically over the Internet. Instead of receiving materials by mail, you will receive an electronic notice to the e-mail address of record, notifying you of the availability of our materials and instructing you on how to view and act on them. In addition, you can review your current account status, Plan options and transaction history online at any time at investor.broadridge.com. Please retain all transaction statements for tax purposes as there may be a fee for reconstructing past history.

39.	Will dividends continue to be paid while the Plan is in effect?

Our board of directors has the ultimate authority over our dividend policies, including setting the amount and timing of payment of dividends, subject to statutory and regulatory requirements. While we have a history of paying dividends, the ultimate decision to do so rests solely with the board of directors. The amount and timing of dividends may differ from the amount and timing of dividends declared and paid in the past without prior notice.

40.	What are some of Participant’s responsibilities under the Plan?

Shares of Common Stock credited to your Plan account are subject to escheat to the state in which you reside in the event that such shares are deemed, under such state’s laws, to have been abandoned by you. You, therefore, should notify the Plan Administrator promptly in writing of any change of address. Account statements and other communications to you will be addressed to you at the last address of record that you provide to the Plan Administrator.

You will have no right to draw checks or drafts against your Plan account or to instruct the Plan Administrator with respect to any shares of Common Stock or cash held by the Plan Administrator.

41.	How are payments with “insufficient funds” handled?

In the event that any check or other deposit is returned unpaid for any reason or your predesignated bank account does not have sufficient funds for an automatic debit, Broadridge will consider the request for investment of that purchase null and void. Broadridge will immediately remove from your account any shares already purchased in anticipation of receiving those funds and will sell such shares. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, Broadridge may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a charge for any check or other deposit that is returned unpaid by your bank. We refer you to Question 8 for a list of the current returned check fees. This fee will be collected by Broadridge through the sale of the number of shares from your Plan account necessary to satisfy the fee.

42.	Am I protected against losses?

Your investment in the Plan is no different from any investment in shares held by you. If you choose to participate in the Plan, then you should recognize that none of us, our subsidiary and affiliates, nor the Plan Administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. You bear the risk of loss in value and enjoy the benefits of gains with respect to all your shares. You need to make your own independent investment and participation decisions consistent with your situation and needs. None of us, our subsidiary and affiliates, nor the Plan Administrator can guarantee liquidity in the markets, and the value and marketability of your shares may be adversely affected by market conditions.

Plan accounts are not insured or protected by the Securities Investor Protection Corporation or any other entity and are not guaranteed by the FDIC or any government agency.

FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

43.	What are the federal income tax consequences of participation in the Plan?

The following summarizes certain federal income tax considerations to current shareholders who participate in the Plan.

The following summary is based upon an interpretation of current federal tax law. It is important that you consult your own tax advisors to determine particular tax consequences, including state income tax (and non-income tax, such as stock transfer tax) consequences, which vary from state to state and which may result from participation in the Plan and the subsequent disposition of shares of Common Stock acquired pursuant to the Plan. Income tax consequences to Participants residing outside the United States will vary from jurisdiction to jurisdiction.

Dividend Reinvestment Program

Participants in the Dividend Reinvestment program under the Plan will be treated for federal income tax purposes as having received a distribution in an amount equal to the fair market value on the Investment Date of the shares acquired with reinvested dividends paid on your behalf. Such shares will have a tax basis equal to the same amount, and the holding period for such shares will begin on the day following the Investment Date.

For federal income tax purposes, the fair market value of shares acquired under the Plan will likely be treated as equal to 100% of the average of the high and low sale prices of shares on the related Investment Date. Such average sales price on that specific date may vary from the market price determined under the Plan for such shares.

Such distribution will be taxable as ordinary income to the extent of our current or accumulated earnings and profits and generally will not be eligible for the reduced rates on dividends paid from previously taxed earnings. To the extent the distribution is in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in your shares, and the distribution in excess of your tax basis will be taxable as gain realized from the sale of your shares.

Stock Purchase Program

Shares acquired under the stock purchase program under the Plan will have a tax basis equal to the amount of the payment plus the dividend income, if any, recognized as a result. Your holding period for shares of Common Stock acquired pursuant to the Plan will begin on the day following the Investment Date. In addition, in the case of shares purchased on the open market with reinvested dividends or optional cash contributions, the amount of any brokerage commissions paid on your behalf by LCNB will be treated as distribution subject to income tax in the same manner as dividends.

You will recognize gain or loss upon the sale or exchange of shares of Common Stock acquired under the Plan. You will also recognize gain or loss upon receipt, following termination of participation in the Plan, of a cash payment for any whole or fractional share equivalent credited to your account. The amount of any such gain or loss will be the difference between the amount that you received for the shares of Common Stock or fractional share equivalent and the tax basis thereof.

44.	How are income tax withholding provisions applied to you?

If you fail to provide certain federal income tax certifications in the manner required by law, distributions on shares of Common Stock, proceeds from the sale of fractional shares and proceeds from the sale of shares of Common Stock held for your account will be subject to federal income tax backup withholding at a rate in accordance with applicable law. If withholding is required for any reason, the appropriate amount of tax will be withheld before investment or payment. Certain shareholders are, however, exempt from the above withholding requirements.

If you are a foreign shareholder you need to provide the required federal income certifications to establish your status as a foreign shareholder so that the foregoing backup withholding does not to apply to you. You also need to provide the required certifications if you wish to claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. Distributions to a foreign shareholder are subject to federal income tax withholding at rates in accordance with applicable law (including rates set by treaty or convention, if applicable). Certain distributions or portion of a distribution to a foreign shareholder may still be subject to federal income tax withholding even when the distribution or that portion of the distribution is not treated as dividend under federal income tax laws. If you are a foreign shareholder whose distributions are subject to federal income tax withholding, the appropriate amount will be withheld and the balance will be credited to your account to purchase shares of Common Stock.

GLOSSARY

“Beneficial Owners” are shareholders who beneficially own shares of our stock that are registered in a name other than their own (for example, in the name of a bank, broker, or other nominee).

“Commission” means the Securities and Exchange Commission.

“Common Stock” means LCNB Corp.’s common shares, no par value.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Investment Date” shall mean (i) for dividends, the dividend payment date; and (ii) for open market purchases, the last business day. If the Investment date falls on a date when there is no trading, the Investment Date shall be the next trading day.

“Market Price” means, with respect to reinvested dividends and Optional Cash Payments for shares acquired directly from us, the average daily high and low sales prices of our Common Stock, during the ten business days immediately preceding the Investment Date. With respect to reinvested dividends and Optional Cash Payments for shares to be acquired on the open market, Market Price means the weighted average of the actual prices paid, for all of the Common Stock purchased by the Plan Administrator with all Participants’ reinvested dividends and Optional Cash Payments for a particular Investment Date.

“Participant” means a record owner of our Common Stock, or the beneficial owner of our Common Stock whose bank, broker or other nominee participates on the beneficial owner’s behalf.

“Plan” means the LCNB Corp. Second Amended and Restated Dividend Reinvestment and Stock Purchase Plan.

“Plan Administrator” means a plan administrator that administers the Plan, keeps records, sends statements of account to each Participant, and performs other duties related to the Plan. Broadridge Financial Solutions LLC currently serves as plan administrator of the Plan.

“Plan Shares” are all shares of Common Stock held in a Participant’s account under the Plan, including all whole and fractional shares credited to a Participant’s Plan account as the result of reinvestment of dividends on shares of our Common Stock enrolled in the Dividend Reinvestment Program.

“Pricing Period” is the period generally encompassing the five days preceding the relevant dividend reinvestment Investment Date.

“Record Date” means, with respect to reinvestments of dividends, the date set by our board of directors for determination of the ownership of the Common Stock entitled to payment of such dividends.

“Record Owner” refers to shareholders who own shares of our Common Stock in their own names.

“Securities Act” means the Securities Act of 1933, as amended.

PLAN OF DISTRIBUTION

Except to the extent the Plan Administrator purchases Common Stock in open market transactions, the Common Stock acquired under the Plan will be sold directly by us through the Plan. We may sell Common Stock to owners of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. Such shares may be resold in market transactions (including coverage of short positions) on any national security exchange on which shares of Common Stock trade or in privately negotiated transactions. Our Common Stock is currently listed on the NASDAQ Capital Market Exchange.

Subject to the availability of shares of Common Stock registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends.

We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of Common Stock under the Plan. Upon withdrawal by a Participant from the Plan by the sale of Common Stock held under the Plan, the Participant will receive the proceeds of such sale less a nominal fee per transaction paid to the Plan Administrator (if such resale is made by the Plan Administrator at the request of a Participant), any related brokerage commissions and any applicable transfer taxes.

Common stock may not be available under the Plan in all jurisdictions. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Common Stock or other securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.